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                             March 25, 2021

       Mark Vadon
       Chief Executive Officer and Chairman
       Big Sky Growth Partners, Inc.
       201 Western Avenue, Suite 406
       Seattle, WA 98101

                                                        Re: Big Sky Growth
Partners, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 26,
2021
                                                            Amendment No. 1 to
Form S-1
                                                            Filed March 23,
2021
                                                            File No. 333-253569

       Dear Mr. Vadon:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed February 26, 2021

       Dilution, page 85

   1. We note your dilution discussion and calculations here and elsewhere do not reflect any dilution associated
with the sale and exercise of warrants, including the private placement warrants. Please revise
here and elsewhere as appropriate to clearly describe the
                                                        differences between the
founder   s/insider   s warrants and those warrants included in the
                                                        offered IPO units,
including their potential dilutive effects.
       Consent of Independent Registered Public Accounting Firm, page E.23.1

   2. We note that the consent of your independent registered public accounting firm references
 Mark Vadon
Big Sky Growth Partners, Inc.
March 25, 2021
Page 2
         their report dated 02/25/21. However, the auditor's report on page F-2 is dated 02/26/21.
         Please amend your filing to include an updated consent from your auditor that references the correct auditor's report date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Bonnie Baynes at 202-551-4924 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams at 202-551-3217 with any other questions.



FirstName LastNameMark Vadon                                  Sincerely,
Comapany NameBig Sky Growth Partners, Inc.
                                                              Division of
Corporation Finance
March 25, 2021 Page 2                                         Office of Finance
FirstName LastName